FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated January 5, 2011.

Quebecor Media Inc. Announces Closing of

C$325 Million Senior Notes Offering

Montreal, January 5, 2011 – Quebecor Media Inc. today announced the closing of its issuance of C$325 million aggregate principal amount of 7  3/8% senior notes due 2021. This transaction marks Quebecor Media’s inaugural C$ high yield debt offering adding to an established presence in the US$ high yield debt market.

As a result of the oversubscription of the offering and favourable financing terms, the Company upsized its offering. This offering is in line with Quebecor Media’s objective to extend the maturities of its credit instruments through opportunistic access to debt capital markets. Credit rating upgrades received prior to the pricing of the offering from Standard & Poor’s (Issuer Credit Rating from BB- to BB) and Moody’s (Corporate Family Rating from Ba3 to Ba2) demonstrate the improved credit profile of the Company.

Quebecor Media intends to use the net proceeds of this offering to effect a contribution (the “QMI Contribution”) to Sun Media Corporation (or its affiliate) and for general corporate purposes. Sun Media intends to use the proceeds of the QMI Contribution to finance the redemption and retirement of all of its outstanding 7  5/8% Senior Notes due February 15, 2013 on or about February 15, 2011, and to finance the settlement and termination of related hedging contracts.

*            *             *

This press release is not an offer to sell or buy or the solicitation of an offer to buy or sell securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The Quebecor Media senior notes mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or to a U.S. person absent registration under, or an applicable exemption from the registration requirements of, the Securities Act.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of National Instrument 51-102 Continuous Disclosure Obligations in Canada (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “intend,” “may,” “will,” “expect,” “continue,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: our ability to successfully continue rolling-out and developing our new 3G+ network and facilities-based mobile offering; general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; fragmentation of the media landscape; new technologies that would change consumer behaviour towards our product suite; unanticipated higher capital spending required in the deployment of our 3G+ network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry; disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read the section entitled “Risk Factors” of Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2009 as well as the section entitled “Risks and Uncertainties” in the Management Discussion and Analysis report for the year ended December 31, 2009 prepared by Quebecor Inc. for further details and descriptions of these and other factors. We will not update these statements unless applicable securities laws require us to do so.

About Quebecor Media

Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), a communications company with operations in North America, Europe and Asia. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe.ca., operator of a network of English and French language Internet properties in Canada; Quebecor Media Network, provider of flyer printing and distribution services; TVA Group Inc., operator of the largest French language over the air television network in Québec, a number of specialty channels, and the English language over the air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:

Jean-François Pruneau

Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

514.380.4144

jean-francois.pruneau@quebecor.com

or

J. Serge Sasseville

Vice President, Corporate and Institutional Affairs

Quebecor Media Inc.

514.380.1864

serge.sasseville@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Vice-President and Secretary

Date: January 12, 2011